Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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30 April 2004

Subject: Cusip #: 302684204

Dear                        :

Rothschild Inc. is acting as dealer manager for Foster Wheeler Ltd.'s ("Foster Wheeler" or the "Company") proposed exchange offer, which is described in the Company's draft S-4 filed with the Securities and Exchange Commission on April 9, 2004.

Rothschild would like the opportunity to discuss the proposed transaction with the professional(s) at your firm (broker, investment representative/consultant/advisor, financial representative/consultant/ advisor, etc.) whose clients are holders of the Company's 9.0% Trust Preferred securities (Cusip #: 302684204). Accordingly, we are requesting that you forward the contact information listed below to the appropriate personnel within your firm.

Please do not hesitate to contact us with any questions or concerns.

Thank you.

CONTACT INFORMATION:

Stephen S. Ledoux
Managing Director
(212) 403-3710

Daniel Gilligan
Vice President
(212) 403-5222

Matthew P. Whiting
Associate
(212) 403-5497